April 6, 2011
VIA EDGAR CORRESPONDENCE
Mark Webb, Legal Branch Chief
Michael Seaman, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-010

Re:	Citigroup Inc.
Safety First Trust
Citigroup Funding Inc.
Registration Statements on Form S-3
Filed March 2, 2011
File Nos. 333-172554, 333-172555 and 333-172562
Dear Mr. Webb and Mr. Seaman:
This letter sets forth the response of Citigroup Inc. (“Citigroup”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) contained in the Staff’s letter dated March 15, 2011 (the “Comment Letter”). For your convenience, the text of the Staff’s comment is set forth in bold below, followed by our response.
1.	We note that the legality opinions filed with the registration statements are qualified. Please confirm that you will file unqualified legality opinions in a Form 8-K or by post effective amendment in connection with each take-down, including take-downs under medium term note programs. We also note that you have automatic shelf registration statements currently in place and that you have filed a number of prospectus supplements pursuant to Rule 424(b)(2). It does not appear that you have filed unqualified legality opinions for the securities offerings covered by your automatic shelf registration statements. Please file the unqualified opinions in a Form 8-K or by post effective amendment. Please see Securities Act Rules Compliance and Disclosure Interpretation 212.05 as guidance.
Citigroup confirms that it will file unqualified legality opinions on a Form 8-K in connection with each take-down off the Citigroup registration statement (File No. 333-172562) (the “New Citi Shelf”) and the Safety First Trust registration statement (File No. 333-172555) (the “New Safety First Shelf”). In fact, since receiving the Comment Letter, Citigroup has filed, and will continue to file, unqualified legality opinions on a Form 8-K in connection with each take-down issued from its current automatic shelf registration statement (File No. 333-157459). See Forms 8-K filed with the SEC on March 29, 2011 and April 1, 2011, respectively. Citigroup undertakes to continue this practice in connection with take-downs from the New Citi Shelf and the New Safety First Shelf.

With respect to the Citigroup Funding Inc. (“CFI”) registration statement (File No. 333-172554) (the “New CFI Shelf”), Citigroup respectfully submits to the Staff that an alternative method of compliance with the requirement to file unqualified legality opinions in connection with each take-down is appropriate. As the Staff is likely aware, CFI is a high-frequency issuer of medium-term notes, and would continue to be so under the New CFI Shelf. Given the volume of issuances for which an unqualified legality opinion will be required, filing individual opinions for each issuance is burdensome and inefficient. Moreover, the number of Forms 8-K that would be required to file each unqualified legality opinion would overwhelm Citigroup’s public disclosure record, making it more difficult for investors to identify more significant items of disclosure.
Accordingly, Citigroup respectfully suggests that the requirement to file an unqualified legality opinion with each take-down from the New CFI Shelf be satisfied by including forward-consent language in the qualified legality opinion filed as Exhibit 5 to the New CFI Shelf. This forward-consent will allow the offering document for each specific series of medium-term notes to include an unqualified legality opinion with respect to the securities being offered thereby. A sample of the Exhibit 5 effectiveness opinion including the forward-consent language and sample disclosure to be included in the medium-term notes offering documents are attached hereto as Annex A. Citigroup understands the Staff has approved of this approach for other similarly situated high-frequency issuers of medium-term notes, and Citigroup undertakes to follow this process in connection with take-downs from the New CFI Shelf.
Should the Staff have any questions or comments regarding the foregoing, please feel free to contact the undersigned at (202) 879-6896, Michael Tarpley at (718) 248-4107, or Doug Turnbull at (718) 248-4114.
Very truly yours,
/s/ Julie Bell Lindsay
Julie Bell Lindsay
General Counsel — Capital Markets and Corporate Reporting
Citigroup Inc.
cc: Jeffrey D. Karpf
      Cleary Gottlieb Steen & Hamilton LLP

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ANNEX A

April [ ], 2011
Citigroup Funding Inc.
Citigroup Inc.
399 Park Avenue
New York, NY 10043
Ladies and Gentlemen:
     I am an Associate General Counsel — Capital Markets and Corporate Reporting of Citigroup Inc., a Delaware corporation (the “Guarantor”) and the parent company of Citigroup Funding Inc., a Delaware corporation (the “Company”). I refer to the filing by the Company and the Guarantor with the Securities and Exchange Commission (the “Commission”) of a Registration Statement on Form S-3 (the “Registration Statement”) relating to (i) debt securities of the Company, which may be senior debt securities (the “Senior Securities”) or subordinated debt securities (the “Subordinated Securities” and, together with the Senior Securities, the “Debt Securities”), (ii) warrants of the Company (“Index Warrants”) representing the right to receive, upon exercise, an amount in cash that will be determined by reference to prices, yields, levels or other specified objective measures, (iii) debt security and index warrant units (“Debt Security and Index Warrant Units”) representing ownership of a Debt Security and an Index Warrant and (iv) guarantees of the Guarantor (the “Guarantees”) in respect of the Senior Securities, Subordinated Securities, Index Warrants and Debt Security and Index Warrant Units (collectively, the “Offered Securities”). The Offered Securities being registered under the Registration Statement will be offered on a continued or delayed basis pursuant to the provisions of Rule 415 under the Securities Act of 1933, as amended (the “Act”).
     Unless otherwise provided in any prospectus supplement or pricing supplement forming a part of the Registration Statement relating to a particular series of Debt Securities, the Senior Securities will be issued under the indenture dated as of June 1, 2005 (as amended, the “Senior Indenture”) among the Company, the Guarantor and The Bank of New York Mellon, and the Subordinated Securities will be issued under the indenture dated as of June 1, 2005 (the “Subordinated Indenture” and, together with the Senior Indenture, the “Indentures,” each of which may be referred to herein as an “Indenture”) among the Company, the Guarantor and Deutsche Bank Trust Company Americas, as trustee (each of The Bank of New York Mellon and Deutsche Bank Trust Company Americas being referred to herein as a “Trustee”). The Index Warrants will be issued under one or more warrant agreements (each, a “Warrant Agreement”), each to be entered into among the Company, the Guarantor and one or more institutions as identified in the applicable Warrant Agreement.

ANNEX A
     I, or other internal attorneys with whom I have consulted, have examined and are familiar with originals, or copies certified or otherwise identified to my satisfaction, of such corporate records of the Company and the Guarantor, certificates or documents as I have deemed appropriate as a basis for the opinions expressed below. In such examination, I (or such persons) have assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of the Company or the Guarantor), the authenticity of all documents submitted to me (or such persons) as originals, the conformity to original documents of all documents submitted to me (or such persons) as certified or photostatic copies and the authenticity of the originals of such copies.
     Based upon and subject to the foregoing and assuming that (i) the Registration Statement will be declared effective by the Commission and will comply with all applicable laws at the time any Offered Securities are offered, sold and issued; (ii) a prospectus, prospectus supplement and/or pricing supplement will have been prepared and filed with the Commission describing the Offered Securities offered thereby and will comply with all applicable laws; (iii) all Offered Securities will be offered, sold and issued in compliance with applicable federal and state laws and in the manner stated in the Registration Statement and the appropriate prospectus, prospectus supplement and/or pricing supplement; (iv) a definitive purchase, underwriting or similar agreement and any other necessary agreement with respect to any Offered Securities offered, sold or issued will have been duly authorized and validly executed and delivered by the parties thereto; (v) the Offered Securities will be sold and delivered at the price and in accordance with the terms of such agreement and as set forth in the Registration Statement and the prospectus(es), prospectus supplement(s) or pricing supplement(s) referred to therein; and (vi) the Company will authorize the offering, sale and issuance of the Offered Securities and the terms and conditions thereof and will take any other appropriate additional corporate action, I am of the opinion that:
     1. With respect to the Debt Securities and related Guarantees to be issued under the Senior Indenture or the Subordinated Indenture, upon the (i) due qualification of the applicable Trustee under the Trust Indenture Act of 1939, as amended, and (ii) due execution, authentication and delivery of the Debt Securities in accordance with the terms of the applicable Indenture, when such Debt Securities have been issued and sold in the manner contemplated by the Registration Statement, such Debt Securities (including any Debt Securities issued as part of any Debt Security and Index Warrant Units) and Guarantees will be legal, valid and binding obligations of the Company and the Guarantor.
     2. With respect to the Index Warrants and related Guarantees, upon the (i) due authorization, execution and delivery of the applicable Warrant Agreement by the parties thereto, and (ii) due execution, countersignature and delivery of the Index Warrants, when such Index Warrants have been issued and sold in the manner contemplated by the Registration Statement, such Index Warrants and Guarantees will be legal, valid and binding obligations of the Company and the Guarantor.

ANNEX A
     3. With respect to the Debt Security and Index Warrant Units and related Guarantees, upon the due execution, countersignature and delivery of the Debt Security and Index Warrant Units, when such Debt Security and Index Warrant Units have been issued and sold in the manner contemplated by the Registration Statement, such Debt Security and Index Warrant Units and Guarantees will be legal, valid and binding obligations of the Company and the Guarantor.
     Insofar as my opinion relates to the legality, validity or binding effect of any agreement or obligation of the Company or the Guarantor, it is subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting creditors’ rights generally from time to time in effect and subject to general principles of equity, regardless of whether such is considered in a proceeding in equity or at law.
     My opinion is limited to matters governed by the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware (including the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting the General Corporation Law of the State of Delaware and such applicable provisions of the Delaware Constitution). I am not admitted to the practice of law in the State of Delaware.
     I consent to the filing of this opinion in the Registration Statement and to the reference to my name in the base prospectus under the heading “Legal Matters” and in the prospectus supplement for the Company’s Medium-Term Senior Notes, Series D and Medium-Term Subordinated Notes, Series E under the heading “Validity of the Notes,” each constituting a part of such Registration Statement. In addition, if a prospectus supplement or pricing supplement relating to the offer and sale of any particular series of Debt Securities is prepared and filed by the Company and the Guarantor with the Commission on a future date and the prospectus supplement or pricing supplement contains a reference to me and to this opinion in substantially the form set forth below, this consent will apply to the reference to me and to this opinion:
In the opinion of Douglas C. Turnbull, Associate General Counsel — Capital Markets and Corporate Reporting of the Guarantor and counsel to the Company, when the notes offered by this [prospectus supplement/pricing supplement] have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes and related guarantee will be legal, valid and binding obligations of the Company and the Guarantor, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting creditors’ rights generally from time to time in effect and subject to general principles of equity, regardless of whether such is considered in a proceeding in equity or at law.

ANNEX A
This opinion is given as of the date of this [prospectus supplement/pricing supplement] and is limited to matters governed by the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware (including the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting the General Corporation Law of the State of Delaware and such applicable provisions of the Delaware Constitution). Mr. Turnbull is not admitted to the practice of law in the State of Delaware. In addition, this opinion is subject to customary assumptions as to legal capacity, genuineness of signatures and authenticity of documents as stated in the opinion dated April [ ], 2011, which has been filed as exhibit number 5.1 to the Company’s Registration Statement on Form S-3 (No. 333-172554).
In giving such consent, I do not thereby admit that I come within the category of persons whose consent is required under Section 7 of the Act, or the rules and regulations of the Commission thereunder.

Very truly yours,

Douglas C. Turnbull
Associate General Counsel - Capital Markets and Corporate Reporting Citigroup Inc.

ANNEX A
Sample Disclosure for CFI MTN Prospectus Supplement
VALIDITY OF THE NOTES
     The validity of the notes that may be issued after the date of this prospectus supplement, and the related Citigroup guarantee, has been passed upon for Citigroup Funding and Citigroup by Douglas C. Turnbull, Associate General Counsel-Capital Markets and Reporting of Citigroup and counsel to Citigroup Funding. Mr. Turnbull’s opinion was based on assumptions about future actions required to be taken by Citigroup Funding and the relevant trustee in connection with the issuance and sale of the notes, about the specific terms of each series of notes and about other matters that may affect the validity of the notes but could not be determined at the time of the opinion.
Sample Disclosure for all CFI Pricing Supplements
VALIDITY OF THE NOTES
     In the opinion of Douglas C. Turnbull, Associate General Counsel-Capital Markets and Reporting of Citigroup and counsel to Citigroup Funding, when the Notes offered by this pricing supplement have been executed and issued by Citigroup Funding and authenticated by the trustee pursuant to the terms of the senior debt indenture, and delivered against payment as contemplated herein, such notes and related guarantee will be legal, valid and binding obligations of Citigroup Funding and Citigroup and will be entitled to the benefits of the senior debt indenture, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting creditors’ rights generally from time to time in effect and subject to general principles of equity, regardless of whether such is considered in a proceeding in equity or at law.
     This opinion is given as of the date of this pricing supplement and is limited to matters governed by the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware (including the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting the General Corporation Law of the State of Delaware and such applicable provisions of the Delaware Constitution). Mr. Turnbull is not admitted to the practice of law in the State of Delaware. In addition, this opinion is subject to customary assumptions as to legal capacity, genuineness of signatures and authenticity of documents as stated in the opinion dated April [ ], 2011, which has been filed as exhibit number 5.1 to Citigroup Funding’s Registration Statement on Form S-3 (No. 333-172554).

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